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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                     HORIZON MENTAL HEALTH MANAGEMENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  440435 10 5
                                 (CUSIP Number)

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.(1)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       _________________________________





____________________

(1) Pursuant to Rule 13d-2(c), this Amendment No. 1, which is the first electronic amendment to a paper format Schedule 13G, restates the entire text of the Schedule 13G, as amended as of December 31, 1996.


                              Page 1 of 5 Pages

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  CUSIP NO.     440435 10 5                                    Page 2 of 5 Pages


  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 James Ken Newman


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

  3      SEC USE ONLY



  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

          NUMBER OF            5     SOLE VOTING POWER

            SHARES                           352,610

         BENEFICIALLY          6     SHARED VOTING POWER


        OWNED BY EACH                         59,000


          REPORTING            7     SOLE DISPOSITIVE POWER


            PERSON                           352,610

                               8     SHARED DISPOSITIVE POWER
             WITH
                                              59,000


  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 411,610

  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.8%

  12     TYPE OF REPORTING PERSON*

                 IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 Pages
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Item 1(a) Name of issuer:

         Horizon Mental Health Management, Inc.

Item 1(b) Address of issuer's principal executive offices:

         1500 Waters Ridge Drive
         Lewisville, Texas 75057-6011

Item 2(a) Name of person filing:

         James Ken Newman

Item 2(b) Address or principal business office or, if none, residence:

         1500 Waters Ridge Drive
         Lewisville, Texas 75057-6011

Item 2(c) Citizenship:

         United States of America

Item 2(d) Title of class of securities:

         Common Stock

Item 2(e) CUSIP No.:

         440435 10 5

Item 3.  Not Applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

         See Item (9) of Cover Page
         The number of shares shown as beneficially owned by James Ken Newman includes 151,993 shares of Common Stock issuable upon the exercise of immediately exercisable options, 34,000 shares held by Newman Partners, Ltd., a limited partnership, and 25,000 shares held by the Newman Foundation, a Texas non-profit corporation.

(b) Percent of class:

         See Item (11) of Cover Page





                               Page 3 of 5 Pages
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(c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                           See Item (5) of Cover Page

         (ii) Shared power to vote or to direct the vote:

                           See Item (6) of Cover Page

         (iii) Sole power to dispose or to direct the disposition of:

                           See Item (7) of Cover Page

         (iv) Shared power to dispose or to direct the disposition of:

                           See Item (8) of Cover Page

Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

         The shares beneficially owned by James Ken Newman include 34,000 shares of Common Stock owned by Newman Partners, Ltd. and 25,000 shares of Common Stock owned by the Newman Foundation. Each of the limited partnership and the foundation has the right to receive dividends or the proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable





                               Page 4 of 5 Pages
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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997



/s/ James Ken Newman
--------------------
James Ken Newman





                               Page 5 of 5 Pages